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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of April 2001



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated April 25, 2001 re IP blue Selects RADVISION Software for Development of VT-ALL Suite of Next-Generation Telephony Products.

                                                                          ITEM 1

      IP blue Selects RADVISION Software for Development of VT-ALL Suite of
                       Next-Generation Telephony Products

IP BLUE'S VT-ALL (VIRTUAL TERMINAL - APPLICATION LINK & LAUNCH) IS DEVELOPED ON
          RADVISION'S MARKET-LEADING IP COMMUNICATIONS PROTOCOL TOOLKIT

New York, NY & Mahwah, NJ, April 25, 2001 -- IP blue, a leading technology integrator and Cisco IP Telephony Specialization Partner (NASDAQ: CSCO), and RADVISION (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video over IP (V2oIPTM), today announced that IP blue is deploying its VT-ALL (Virtual Terminal - Application Link & Launch) multi-line soft-phone using RADVISION's
H.323 enabling software.

"IP blue selected RADVISION's technology for its ease of development, industry acceptance and robust functionality in the H.323 environment. RADVISION's family of IP communication protocols offers a necessary migration path for the additional flexibility required in the fast-paced, evolving VoIP world. IP blue, reviewed and compared the current industry development `players' and made its selection based on RADVISION's clearly defined focus in maintaining current standards, while planning and addressing future industry direction. The decision to develop with RADVISION was further simplified after reviewing their market acceptance and broad spectrum and how closely it mirrors the directional plans we have for the future of VT-ALL", said Terence White, President and CEO.

"Today, hundreds of thousands of end-users around the world are communicating over next-generation networks, using IP-centric products and solutions built around RADVISION's IP communication protocols," said Dr. Michelle Blank, senior vice president of galactic marketing for RADVISION. "As the market leader in the development of software toolkits for real-time IP communications, RADVISION will continue to offer our customers like IP blue innovative implementations of all the key underlying protocols needed for real-time voice and video communication over IP, which today include H.323, SIP, MEGACO and MGCP."

                                    --more--

About RADVISION

RADVISION is a leading provider of products and technology for real-time voice, video, and data communications over packet networks; this includes the Internet and other Internet Protocol (IP) based networks. Recognized universally as the experts in real-time Voice and Video over IP (V2oIP), RADVISION offers the broadest and most complete set of enabling technology and networking systems needed to enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to new converged networks. Today, hundreds of thousands of end-users around the world communicate over next-generation networks, using IP-centric products and solutions built around RADVISION products and technology. RADVISION's multi-protocol software toolkits for IP communications include: SIP, MEGACO, MGCP, and H.323; RADVISION's V2oIP networking products include: gateways, conferencing bridges, and gatekeeper applications. For more information, please visit our website at: www.radvision.com.

About IP blue

IP blue, an application developer in the VoIP marketplace, has targeted the financial industry as its first industry vertical. The development of VT-ALL allows IP blue to reach a new and emerging segment of the Financial Marketplace, "the 24-hour trader". VT-ALL is an "edge" product that provides much of the features and functions found in broker/trader's day-to-day working environment. Features include all the basic telephone functions found in today's modern digital telephone system, plus the added features of the industry-specific
Dealer Board or Turret. These features include: voice recording, global intercom, broadcast and hoot `n holler. Other "linked" applications include VT-ALERT, a messaging component for alerting persons or groups of various market events in real-time, by multiple delivery methods (wire-line or wireless), to multiple devices (phone - cell, wire-line, PDA, email, fax, etc.). VT-ALL can be used in conjunction with Cisco's collaborative software applications, as well as their IP TV and IP Contact Center suite of products.

These mission-critical functions will now be offered to the financial user at remote locations, such as branch office-home office, hotel or vacation house. For more information, please visit the company's website at http://www.ipblue.com.

                                       ###

V2oIP, and OnLAN are trademarks and viaIP is a service mark of RADVISION Ltd. All other trade names and trademarks appearing herein are owned by their respective holders.

Contact:

   Jack Galligan                            Sandra Fathi
   Corporate Marketing                      Dir. Corporate Communications
   IP blue                                  RADVISION
   Tel: 212.485-1210                        Tel: 201.529.4300 x 301
   jackgalligan@ipblue.com                  sfathi@radvision.com








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                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: April 26, 2001